Exhibit 99.1

Postmedia Network Announces Intention to Issue C$250 Million
Aggregate Principal Amount of Senior Secured Notes

TORONTO--(BUSINESS WIRE)--August 1, 2012--Postmedia Network Canada Corp. (the “Company”) (TSX: PNC.A, PNC.B) announced today that its wholly owned subsidiary, Postmedia Network Inc., intends to issue C$250 million aggregate principal amount of senior secured notes (the “Notes”), on a private placement basis.

The Notes will be offered in a private placement in Canada under available prospectus exemptions. The Notes will also be offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and outside the Unites States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The precise timing, size and terms of the offering are subject to market conditions and other factors. The Company intends to utilize the proceeds from the offering to repay indebtedness under its existing term loan facility in full and related fees and expenses.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia Network engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to successfully market the Notes or failure to satisfy certain conditions in connection with the issuance of the Notes. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com